

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Bache Securities LLC

FKA Pru Global Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One New York Plaza
(No. and Street)

New York	New York	10292-2013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Anthony Trapasso 212-778-7386
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — If Individual, state last, first, middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH and
AFFIRMATION

March 7, 2007

State of New York

ss:

County of New York

I, the undersigned, officer of Prudential Bache Securities, LLC (formerly known as Pru Global Securities, LLC) affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to Pru Global Securities, LLC for the year ended December 31, 2006 are true and correct. I further affirm that neither the Company nor any officer or manager has any proprietary interest in any account classified solely as that of a customer.

Anthony Trapasso
Chief Financial Officer

Subscribed and sworn before me;
This 7th day of March, 2007

Notary Public

SCOTT BRENDAN GALEA
Notary Public, State of New York
No. 01GA6066849
Qualified in Kings County
Certificate Filed in New York County
My Commission Expires: 4/18/20[illegible]

PRU GLOBAL SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2006

SEC.I.D. No. 8-66040
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



SEC MAIL
RECEIVED
PROCESSING
MAR 1 2 2007

Pru Global Securities, LLC

Table of Contents
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Member of Pru Global Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pru Global Securities, LLC ("the Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 7, 2007

Pru Global Securities, LLC

Statement of Financial Condition
December 31, 2006 (In thousands)

Assets	
Cash	$ 32
Securities borrowed	78,641
Financial instruments owned, at fair value	63,496
Receivable from brokers and clearing organizations	10,318
Due from affiliate	368
Total assets	$152,855
Liabilities and Member's Equity	
Liabilities	
Securities loaned	$108,483
Payable to brokers and clearing organizations	804
Securities sold, not yet purchased, at fair value	27,458
Due to affiliates	1,242
Accrued expenses	60
Total liabilities	138,047
Member's Equity	14,808
Total liabilities and member's equity	$152,855

The accompanying notes are an integral part of this financial statement.

Pru Global Securities, LLC

Notes to Statement of Financial Condition
December 31, 2006
(In thousands, except where noted)

1. Summary of Significant Accounting Policies

Pru Global Securities, LLC (the "Company") is a limited liability company under the laws of Delaware. The date of inception of the Company was December 19, 2003, with operations commencing January 1, 2004. The Company is a wholly owned subsidiary of PFDS Holdings, LLC (the "Parent"), which is a wholly owned subsidiary of Prudential Securities Group, Inc. ("PSGI"), which is an indirect wholly owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company was formed to engage in a general securities business as an introducing broker, clearing all transactions with and for customers on a fully disclosed basis through a clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for the collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Proprietary securities transactions are recorded on a trade date basis.

Financial instruments owned and financial instruments sold but not yet purchased are recorded on a trade date basis and are carried at fair value. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices for related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

The Company self clears its proprietary transactions. Non-proprietary transactions are cleared by its clearing broker. The Company engages in proprietary arbitrage trading strategies involving equity securities, hedged by either single-stock futures, exchange traded options, swaps, OTC options, or combinations thereof. The Company's financial instruments owned and sold, not yet purchased, at fair value based on quoted market prices or dealer quotes where those are available and considered reliable, are as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 3,512	
U.S. corporate stocks	42,620	$14,124
Commodity exchange traded funds	13,235	12,814
Money market funds	753	
Options on corporate stocks	3,376	520
	$63,496	$27,458

The U.S. government securities owned shown above were pledged to our clearing broker ($522) and the Options Clearing Corp. ($2,990).

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables,

(In thousands, except where noted)

payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature.

Securities borrowing and lending transactions are accounted for as collateralized financings and require cash or other collateral to be deposited or taken in. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis with collateral returned or collateral posted, respectively, as required. As of December 31, 2006, the fair value of securities borrowed by the Company was $76,429, which the Company is permitted by contract or custom to sell or repledge. The fair value of these securities that had been sold or repledged was $76,429. The fair value of securities loaned was $104,763. These securities borrowing and lending transactions are collateralized as a percentage of the fair value of the investment positions. To mitigate counterparty credit risk related to securities borrowed and securities loaned, positions are marked to fair value on a daily basis and correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements. Interest revenue and expense are accrued based on rates associated with the related securities borrows and loans.

The Company maintains its cash account with a large U.S. bank.

The preparation of this financial statement in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

2. Related Parties

Under a Support Services, Space Sharing and Expense Agreement between the Company and its affiliate, Prudential Financial Derivatives, LLC ("PFD"), the employees of the Company may provide services to both companies. The services provided by the majority of these employees are principally for the benefit of PFD. The Company accrues for and pays directly certain expenses related to its business activities, such as all sales commissions payable to registered personnel; all registration and examination fees; and all legal fees. PFD advances certain other expenses of the Company, such as salaries and employee benefits of support personnel, for which the Company pays PFD a monthly management service fee. PFD, however, has assumed all liabilities, whether accrued or contingent, related to the payment of such expenses advanced to the Company. Accordingly, all employee compensation and other benefits expenses are recorded on the books of PFD with the exception of expenses paid directly by the Company in connection with the securities business and proprietary trading done through the Company, which are recorded on the books of the Company. Because PFD has assumed all other liabilities, whether accrued or contingent, related to the Company's employees, all such accrued employee compensation, other benefits and related liabilities are recorded on the books of PFD.

The Company clears its futures trades through its affiliate, PFD. Included in the Receivable from brokers and clearing organizations of $10,318 is a $8,639 receivable from PFD related to the Company's futures trading.

From time to time the Company has borrowings with Prudential Funding, LLC ("PFLLC"), an affiliate, that are used for financing its operating activities. These borrowings, which totaled $605 at December 31, 2006, are on an overnight basis.

(In thousands, except where noted)

The Company has entered into total return swaps with an affiliate, PB Financial Services Inc., that economically hedge common stocks in certain equity arbitrage positions. An affiliated receivable of $368 has been recorded on the balance sheet relating to these swaps. The swaps had a total notional value of $19,401 at December 31, 2006.

Due to these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions with unrelated parties.

3. Income Taxes

In accordance with federal and applicable state tax laws, the Company is treated as a branch of its single member owner, which for tax purposes is PSGI. The Parent is also an LLC and as such is disregarded for tax purposes. PSGI is included in the consolidated federal income tax return of Prudential. PSGI also files separate state income tax returns and is included in certain consolidated state income tax returns.

Pursuant to the tax allocation agreement, income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal and state and local tax provisions. Total allocated federal, state and local taxes are paid by/to PSGI and therefore deferred taxes are not provided. The state and local taxes allocated to the Company are based upon the effective state tax rate of PSGI.

The 2006 tax expense was settled as a contribution of capital from PSGI in accordance with the Company's tax sharing agreement.

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of FASB Statement No. 109. This Interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN No. 48 on January 1, 2007, and it did not have a material effect on the Company's financial position.

The Internal Revenue Service (the "Service") has completed all fieldwork with regards to its examination of the consolidated federal income tax returns of Prudential for tax years 2002-2003. Prudential and the Service have agreed on all proposed adjustments. Prudential anticipates the final report being submitted to the Joint Committee on Taxation for their review during the first quarter of 2007. Prudential management believes the close of the 2002 and 2003 examination does not result in material financial adjustment for Prudential. In addition, the Service began an examination of tax years 2004 through 2006 in January 2007.

For tax year 2007, Prudential has chosen to participate in the Service's new Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during the 2007 tax year in order to reach agreement with Prudential on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation that this new program will significantly shorten the time period between the date that Prudential files its federal income tax return and the Service completes its examination of the return.

4. Credit Risk in Client Activities

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The Receivable from brokers and clearing organizations of $10,318 includes a deposit of $344 that the Company is required to maintain with clearing organizations.

5. Market Risk in Proprietary Trading

This is the risk of potential loss due to the fluctuation in the fair value of securities owned and securities sold, but not yet purchased. Risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, of not less than the minimum dollar net capital requirement of a reporting broker or dealer.

At December 31, 2006, the Company had net capital of $7,930, which is $7,830 in excess of the minimum required net capital.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

(In thousands, except where noted)

7. Commitments and Contingencies

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial statement.

8. Subsequent Event

The Company's name was changed to Prudential Bache Securities, LLC effective February 1, 2007.


END